EXHIBIT 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Pre-Effective Amendment No. 5 to the Registration Statement on Form S-11, and the related Prospectus of United Development Funding IV for the registration of 35,000,000 common shares of beneficial interest and to inclusion therein of our report dated August 24, 2009, with respect to the financial statements of United Development Funding IV as of June 30, 2009 and for the six month period ended June 30, 2009, and as of December 31, 2008 and for the period from May 28, 2008 (Inception) through December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Whitley Penn LLP
Dallas, Texas
August 24, 2009